UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
FEB 27 2015
WASH. D.C. SECTION
201

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67699

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NGC Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36-01 208th Street
(No. and Street)

Bayside (City) New York (State) 11361 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neil G. Carousso 718-423-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Patke & Associates, Ltd.
(Name – *if individual, state last, first, middle name*)

300 Village Green Drive, Suite 210 Lincolnshire Illinois 60069
(Address) (City) [redacted]

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

15048105

KW 3/9

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Neil G. Carousso, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NGC Financial, LLC, as of February 25th, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

SUNG H LEE
Notary Public, State of New York
No. 01LE6292182
Qualified in Queens County
Commission Expires November 04, 2017

Notary Public
FEBRUARY 25TH, 2015

Signature

Chief Compliance Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NGC FINANCIAL, LLC

(A New York Limited Liability Company)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY SCHEDULES PURSUANT TO SEC RULE 17a-5

DECEMBER 31, 2014

Patke
ACCOUNTANTS & CONSULTANTS

Patke & Associates, Ltd.
300 Village Green Drive, Suite 210
Lincolnshire, Illinois 60069
847.913.5400 P X 847.913.5435 F
www.patke.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
NGC Financial, LLC
Bayside, New York

We have audited the accompanying financial statements of NGC Financial, LLC (a New York limited liability company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. NGC Financial, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of NGC Financial, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital under rule 15c3-1 and requirements under rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of NGC Financial, LLC's financial statements. The supplemental information is the responsibility of NGC Financial, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Patke & Associates, Ltd.

Lincolnshire, Illinois
February 26, 2015

NGC Financial, LLC

(A New York Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

Assets		
Cash and cash equivalents	$	266,230
Receivable from clearing organizations		98,360
Other assets		13,742
Total assets	$	378,332
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	1,456
Commissions payable		2,464
Total liabilities		3,920
Member's Equity		374,412
Total liabilities and member's equity	$	378,332

The accompanying notes are an integral part of these financial statements.

NGC Financial, LLC

(A New York Limited Liability Company)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2014

Revenue		
Commissions and fees	$	653,190
Total revenue		653,190
Expenses		
Compensation & related benefits		52,148
Commission expense		13,897
Communication		1,200
Occupancy and equipment		7,200
Regulatory fees and expenses		9,458
Insurance		15,105
Other expenses		3,447
Total expenses		102,455
Net income	$	550,735

The accompanying notes are an integral part of these financial statements.

NGC Financial, LLC

(A New York Limited Liability Company)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2014

Balance at beginning of year	$	327,277
Net income		550,735
Member distributions		(503,600)
Balance at end of year	$	374,412

The accompanying notes are an integral part of these financial statements.

NGC Financial, LLC

(A New York Limited Liability Company)

STATEMENT OF CASH FLOWS
DECEMBER 31, 2014

Operating Activities		
Net income	$	550,735
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) in receivable from clearing organziations		(17,292)
(Increase) in other assets		(460)
Increase in commissions payable		320
(Decrease) in accounts payable and accrued expenses		(16,015)
Net cash provided by operating activities		517,288
Financing Activites		
Member distributions		(503,600)
Net cash (used in) financing activities		(503,600)
Net increase in cash and cash equivalents		13,688
Cash and cash equivalents at beginning of year		252,542
Cash and cash equivalents at end of year	$	266,230

The accompanying notes are an integral part of these financial statements.

NGC FINANCIAL, LLC
(A New York Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

ORGANIZATION AND NATURE OF BUSINESS

NGC Financial, LLC (the "Company"), a New York limited liability company, was organized on March 1, 2000. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates pursuant to SEC rule 15c3-3 (k) (l), limiting business to the distribution of mutual funds and/or variable life insurance and annuities. The Company conducts business primarily with retail customers and introduces that business on a fully disclosed basis to a clearing broker. The Company holds no customer securities or funds for investment, nor does it owe funds or securities to its customers.

SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP"). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

RECEIVABLES FROM CLEARING ORGANIZATIONS

Commissions are paid directly from clearing organizations. Amounts receivable from clearing organizations are paid within 90 days after the commission is earned. Therefore, no allowance for doubtful accounts has been recorded at December 31, 2014.

REVENUE RECOGNITION

The Company's primary source of revenue is commissions derived from introducing customer orders for securities interests to mutual funds and variable life insurance and annuities which carry the customer accounts. Commission revenues and the related commission expenses are recognized on the trade date when the positions are opened or closed by the respective mutual fund.

SIGNIFICANT ACCOUNTING POLICIES (continued)

INCOME TAXES

The Company is organized in the State of New York as a single member limited liability company ("LLC"). A single member LLC is treated as a disregarded entity for federal and state income tax purposes and is not required to file a separate federal or state income tax return. Accordingly, no provision for regular income taxes has been made in these financial statements because the single member is individually responsible for reporting income or loss based the Company's income and expenses as reported for income tax purposes.

Management has continued to evaluate the application of Accounting Standards Codification ("ASC") 740, "Income Taxes", and has determined that no reserves for uncertain tax positions were required to have been recorded as a result of the adoption of ASC 740. There are no tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months. The single member, individually, files federal and state tax returns including the operations of the Company. The 2011 through 2014 tax years generally remain subject to examination by the U.S. federal and most state tax authorities.

NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer with the SEC, is subject to the net capital requirements of Rule 15c3-l of the Securities Exchange Act of 1934, and has elected to use the basic method as permitted by this rule. Under this rule, the Company is required to maintain net capital equal to the greater of $5,000 or 6 and 2/3% of aggregate indebtedness, as defined.

At December 31, 2014, the Company had a net capital requirement of $5,000 and a net capital of $264,774 or $259,774 in excess of the minimum net capital requirements.

RELATED PARTY TRANSACTIONS

The Company leases office facilities and telephone services on a month-to-month basis from its single member for an annual charge of $7,200 and $1,200, respectively. Any unpaid charges are recorded as due to member on the statement of financial condition and repaid with available cash flow of the Company. These unsecured amounts bear no interest or due dates. There were no amounts due to the Company's sole member at December 31, 2014 for these charges.

CONCENTRATION OF CREDIT RISK

The Company maintained cash deposits with its bank that at times during the year ended December 31, 2014 exceeded the insurance provided by the Federal Deposit Insurance Corporation ("FDIC").

SUBSEQUENT EVENTS

Management evaluated subsequent events through February 26, 2015, the date the financial statements were available to be issued. There were no subsequent events to disclose.

SUPPLEMENTARY INFORMATION

NGC FINANCIAL, LLC

(A New York Limited Liability Company)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2014

Net Capital		
Total member's equity	$	374,412
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		374,412
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total member's equity and allowable subordinated liabilities		374,412
Deductions/charges:		
Nonallowable assets:		
Receivables from non-customers		95,895
Other assets		13,743
Other deductions and/or charges		109,638
Net capital	$	264,774
Computation of basic net capital requirement		
Minimum net capital required	$	261
Minimum dollar net capital requirement of reporting broker or dealer		5,000
Net capital required		5,000
Excess net capital		259,774
Net capital less 120% of minimum dollar net capital	$	258,774
Computation of aggregate indebtedness		
Total aggregate indebtedness	$	3,920
Percentage of aggregate indebtedness to net capital		1.48%

Net capital reconciliation per uniform net capital rule 15c3-I

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of form X-17 A-5 as of December 31, 2014.

NGC FINANCIAL, LLC

(A New York Limited Liability Company)

SCHEDULE II
REQUIREMENTS UNDER RULE 15c3-3
YEAR ENDED DECEMBER 31, 2014

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PERSUANTTO RULE 15c3-3

For the year ended December 31, 2014, the Company operated on a fully disclosed basis and did not hold customer funds or securities. Accordingly, there has been no reserve requirement.

INFORMATION RELATING TO THE POSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

For the year ended December 31, 2014, the Company did not handle any customer cash or securities. Accordingly, the Company has no possession or control requirements.

Patke
ACCOUNTANTS & CONSULTANTS

Patke & Associates, Ltd.
300 Village Green Drive, Suite 210
Lincolnshire, Illinois 60069
847.913.5400 P X 847.913.5435 F
www.patke.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
NGC Financial, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) NGC Financial, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the period June 1, 2014 through December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Patke & Associates, Ltd.

Lincolnshire, Illinois
February 26, 2015

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

February 26, 2015

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- NGC Financial, LLC is a broker/dealer registered with the SEC and FINRA.

- NGC Financial, LLC claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended December 31, 2014.

- NGC Financial, LLC is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which, the identity of the specific conditions are as follows:

    - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of NGC Financial, LLC.

- NGC Financial, LLC has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of June 1, 2014 through December 31, 2014 without exception.

- NGC Financial, LLC has not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 for the period of June 1, 2014 through December 31, 2014.

The above statements are true and correct to the best of my knowledge.

Neil S Carousso

Neil Carousso
Chief Compliance Officer

Patke
ACCOUNTANTS & CONSULTANTS

Patke & Associates, Ltd.
300 Village Green Drive, Suite 210
Lincolnshire, Illinois 60069
847.913.5400 P X 847.913.5435 F
www.patke.net

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Managing Member of
NGC Financial, LLC
Bayside, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by NGC Financial, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating NGC Financial, LLC's compliance with the applicable instructions of Form SIPC-7. NGC Financial, LLC's management is responsible for NGC Financial, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries included in the Company's general ledger detail, noting no differences. It was noted there were no cash disbursements for the year ended December 31, 2014.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as the audited trial balance, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as the audited trial balance, supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Pathke & Associates, Ltd.

February 26, 2015
Lincolnshire, Illinois